Exhibit 99.1
April 1, 2010
For Immediate Release
Company Name: JX Holdings, Inc.
Name of Representative: Mitsunori Takahagi,
Representative Director and President
Code: 5020, First Sections of the Tokyo Stock Exchange,
     Osaka Securities Exchange and Nagoya Stock Exchange
Direct your queries to: Masayoshi Yamamoto,
     Group Manager, Investor Relations Group,
     Finance & Investor Relations Department
(Tel: 03-6275-5009)
Notification with Respect to Forecasts of Business Results for the
Fiscal Year Ending March 31, 2011
JX Holdings, Inc. (the “Company”) would like to provide notice of its business results forecasts for the fiscal year ending March 31, 2011 as follows:

1.	Forecasts of Consolidated Business Results (April 1, 2010 through March 31, 2011)
(Millions of yen)

	Net	Operating	Ordinary	Net
	Sales	Income	Income	Income
Fiscal year ending March 31, 2011	9,160,000	170,000	220,000	270,000

■	The above forecasts assume crude oil price of $80 per barrel, copper price of 280 cents per pound and an exchange rate of 90 yen per dollar.

■	The effects of (50 billion yen) of inventory evaluation based on the average cost method resulting in lower cost of sales is included in operating income and ordinary income.

■	180 billion yen in negative goodwill is expected to occur. The amortization of this amount has been included, as a one-time amortization, in extraordinary income. The amount of negative goodwill is subject to the market values of assets and liabilities which are currently being determined, and is thus not yet finalized. The Company intends to provide notice of the amount of goodwill once it is finalized.

2.	Expected Dividends for the Fiscal Year Ending March 31, 2011
The Company plans to disclose the dividends for the fiscal year ending March 31, 2011 in conjunction with the announcement of the Mid-Term Management Plan.

3.	Mid-Term Management Plan of JX Group
The Company plans to announce JX Group’s Mid-Term Management Plan and financial results (of Nippon Oil Corporation and Nippon Mining Holdings, Inc.) for the fiscal year ended March 31, 2010 on May 10, 2010.
(End of Document)

Cautionary Statement Regarding Forward-Looking Statements
This notice contains certain forward-looking statements. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this notice, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; and (4) changes in tax and other laws and the effect of changes in general economic conditions.